SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 16, 2019

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, January 16, 2019 regarding “Ericsson announces change to the Executive Team”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: January 16, 2019

PRESS RELEASE January 16, 2019

Ericsson announces change to the Executive Team

Ericsson (NASDAQ: ERIC) today announced that Helena Norrman has decided to leave Ericsson to pursue opportunities outside the company. Helena Norrman, who has been with the company since 1998, will leave her position as Senior Vice President, Chief Marketing and Communications Officer and Head of Marketing and Corporate Relations, effective no later than June 30, 2019. Helena has served on Ericsson’s Executive Team since 2010.

Börje Ekholm, President and CEO, says: “Helena has been instrumental in reshaping and modernizing Ericsson’s global marketing and communications strategy and function. With a deep understanding of the company’s priorities she has helped Ericsson navigate through periods of both massive change and considerable challenges. Helena has been a valued member of the Executive Team and I wish her all the best in her future ventures.”

A recruitment process has been initiated to appoint a successor.

NOTES TO EDITORS

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PRESS RELEASE January 16, 2019

ABOUT ERICSSON

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

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